Exhibit (h)(v)

BOARD RESOLUTIONS REGARDING EXPENSE LIMITATION ARRANGEMENTS

The following resolutions were adopted by the Board on May 7, 2015 and have not been modified or rescinded.

WHEREAS,	Legg Mason Partners Fund Advisor (“LMPFA”) has agreed to waive fees and/or reimburse operating expenses to the extent necessary to limit total operating expenses (other than interest, brokerage commissions, dividend expense on short sales, taxes, extraordinary expenses and acquired fund fees and expenses) to the amounts set forth in the materials for this meeting and as presented to and described at this meeting, subject to recapture as described below; therefore, as to Class A, Class A2, Class C, Class FI, Class R, Class I and Class IS of the Fund, be it

RESOLVED:	That the Board approves and agrees to this arrangement, subject to the following:

1) That this arrangement will continue until December 31, 2016, unless modified or terminated prior to that date by agreement of LMPFA and the Board, and may be terminated at any time after that date by LMPFA;

2) That the arrangement may be modified by LMPFA to decrease total annual operating expenses of a class or fund at any time;

3) That the manager is permitted to recapture amounts waived or reimbursed to a class within three years after the year in which LMPFA earned the fee or incurred the expense if the class’s total annual operating expenses have fallen to a level below the limit described above; and

4) That in no case will LMPFA recapture any amount that would result, on any particular business day of the fund, in the class’s total annual operating expenses exceeding the limit described above or any other limit then in effect.

RESOLVED	That each of the officers of the Trust is authorized and empowered to execute all instruments and documents and to take all actions as they or any one of them in his or her sole discretion deems necessary or appropriate to carry out the intents and purposes of the foregoing resolutions.

The amounts stated do not include the following expenses that may be incurred by a fund: interest, brokerage commissions, dividend expense on short sales, taxes, extraordinary expenses and acquired fund fees and expenses.

LEGG MASON GLOBAL ASSET MANAGEMENT TRUST

Name of Fund	Name of Class	Expense Limit	Expense Limit Expiration Date
Martin Currie Emerging Markets Fund	A	1.50%	12/31/2016
	A2	1.70%	12/31/2016
	C	2.25%	12/31/2016
	FI	1.50%	12/31/2016
	R	1.75%	12/31/2016
	I	1.15%	12/31/2016
	IS*	1.05%	12/31/2016

*	LMPFA has agreed that total annual fund operating expenses for Class IS shares of the fund will not exceed total annual fund operating expenses for Class I shares of the fund, subject to recapture.